June 3, 2013

CONFIDENTIAL CORRESPONDENCE

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie
Legal Branch Chief

Re:	Morgan’s Foods, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 24, 2013
File No. 001-08395

Dear Mr. Dobbie:

On behalf of Morgan’s Foods, Inc. (the “Company”) this letter responds to the Staff’s comment letter dated May 31, 2013 regarding the Company’s above-referenced Preliminary Proxy Statement for its 2013 Annual Meeting of Shareholders (the “Preliminary Proxy Statement”). The comments you provided are repeated in italics below. The Company’s responses are provided after the comment.

Proposal Three: Proposal to Amend and Restate the Articles of Incorporation to Eliminate Cumulative Voting in the Election of Directors, page 6

1.     We note that the third proposal relating to the amendment and restatement of the Articles of Incorporation presents separate matters, including a provision eliminating cumulative voting in the election of directors and a provision providing for severability if an individual article is held to be invalid. Please tell us why you believe such grouping into one proposal is appropriate. Similarly, we note that the fourth proposal on page 7 relating to the amendment and restatement of the Amended Code of Regulations presents separate matters, including a provision requiring advance notice and disclosure related to business to be conducted at shareholder meetings and provisions that you believe will modernize the Code of Regulations, such as a provision allowing uncertified shares. Please tell us why you believe such grouping into one proposal is appropriate. Refer to Rule 14a-4(a)(3).

Response:

We believe that grouping the votes to approve the Amended and Restated Article of Incorporation and the Amended and Restated Code of Regulations into one proposal for each is appropriate for the following reasons:

(1)     The proposed approval mechanism for amending each of the Articles and Code is in compliance with Ohio corporation law.

(2)     The Articles proposal relates primarily and most importantly to the elimination of cumulative voting. The severability clause was included in the same proposal because it was deemed to be beneficial but it is not materially important to the Company nor does the Company believe that it would be important to shareholders one way or the other.

(3)     Similarly, the Code proposal relates primarily and most importantly to adding in the advanced notice provisions (that are fully described in the proxy statement and appended marked copy of the proposed Code of Regulations). The Company respectfully suggests that the advanced notice provisions should be viewed as one proposal (“advance notice”) and that the other changes to the Code are not material to shareholders and therefore should be permitted to be submitted together with the advance notice provisions as one proposal.

(4)     The Company had the same proposals before the Company’s shareholder at the 2012 Annual Meeting of Shareholders. In 2012 and this year the Company has been and is cognizant of the SEC staff’s guidance on Rule 14a-4(a)(3). In advance of filing last year’s proxy statement the Company, through its outside legal counsel, contacted the SEC staff to discuss the question of whether the Code of Regulations proposal needed to be separated. Our counsel submitted the following question in writing to the SEC staff:

“We are representing a corporation preparing a preliminary proxy statement to propose that shareholders adopt an Amended and Restated Code of Regulations.  The Amended and Restated Code adds advance notice and disclosure requirements for shareholder proposals in connection with annual meetings, shareholder nomination of directors, and special meetings.

We have considered Rule 14a-4(a)(3) and concluded that the amendment and restatement of the Code is itself a separate matter intended to be acted upon.  We have provided for a single vote on the proposal to amend and restate the Code as a single issue.  Is this an appropriate interpretation of the unbundling provisions of Rule 14a-4(a)(3)?

Within the single proposal, we have made general descriptions of the proposed notice and disclosure requirements for annual meetings, shareholder nominations, and special meetings.  We have also included a marked copy of the Amended and Restated Code as an appendix to the proposal.”

We also cited to our review of the following materials:

“We have reviewed Rule 14a-4 regarding unbundling of issues and SEC telephone guidance on unbundling in the context of mergers.  We have also reviewed publications by other securities laws practitioners on the topic, and reviewed samples of other proxy statements that reflect a variety of approaches to this question, with no consistent method.”

On May 17, 2012, our outside counsel (Bob Loesch and Jim Warren, both of Tucker Ellis LLP) spoke with Mr. Perry Hindin (phone number (202.551.3444)) in the Division of Corporate Finance, Office of Mergers and Acquisitions, in response to the above-described online inquiry regarding Schedule 14A and bundling rules in connection with the amendment and restatement of a Code of Regulations.

Mr. Hindin reviewed the inquiry with the Chief of his office prior to the call with the Company’s outside securities counsel, and expressed appreciation for the depth in which they had reviewed and cited to publicly available materials on the topic.  He also acknowledged that the only public guidance from the Commission fell within the area of proxy disclosure in connection with merger and acquisition activity.

Mr. Hindin expressed the opinion that an argument could be made why unbundling is unnecessary, subject to an analysis of the facts and circumstances.  Mr. Hindin acknowledged the argument for bundling the amendments was due to the commonality of items related to the conduct of business at shareholder meetings, including disclosure and advance notice requirements.  He advised that when the preliminary Schedule 14A was submitted, Operations would screen the filing and may inquire further.  In that event, he indicated he would accept any referrals from Operations in connection with his discussion with us.  In conclusion, Mr. Hindin expressed that the conservative approach would be to unbundle but commented that a valid argument to bundle the issues exists because they address a common topic.

The Company is aware of the recent Southern District of New York decision enjoining Apple, Inc. from proceeding with a planned vote at the Apple annual meeting to amend certain provisions of its articles of incorporation. However, the Company notes that (i) as an Ohio corporation it is not governed by the federal courts in the Southern District of New York, (ii) that the proposed substantive amendments in the Apple case appear to substantively address more issues than each of the Company’s proposed amendments (primary amendments: Articles to eliminate cumulative voting; Code to add advanced notice provisions), (iii) the Staff’s published guidance on “unbundling” relates to the M&A context, and (iv) the Company is following the approach taken by numerous other companies in soliciting approval of various changes to governing instruments.

Finally, should the Company be required by the SEC staff to unbundle the proposals related to the Articles and the Code it would add material costs (legal and printing costs) to the Company’s proxy solicitation and would delay the Company’s planned mailing date leaving less time to solicit proxies for the 2013 Annual Meeting of Shareholders.

Based on reasons set forth above, especially the discussion with the SEC Staff in 2012 on this same issue, the Company respectfully suggests that the presentation of the proposals in the Preliminary Proxy Statement is appropriate and consistent with SEC Rule 14a-4(a)(3).

Proposal Seven: Termination of Amended and Restated Shareholders Rights Agreement, page 12.

2.     Please revise to expand the description of the interest of your director, James Pappas, in this proposal by quantifying the number and percentage of shares that Mr. Pappas would own if he purchases Mr. Stein-Sapir’s shares of your common stock on page 14. In addition, please revise the first paragraph on page 14 to provide a brief definition of the term “Acquiring Person.”

Response:

The paragraph dealing with Mr. Pappas’ potential interest in the vote termination of the Shareholder Rights Agreement will be revised, and a new paragraph on “Acquiring Person will be added, both as follows (additions marked with [brackets] and underlined):

Our Board of Directors was informed in the winter of 2013 that our Chairman, James C. Pappas had conducted preliminary discussions with Leonard Stein-Sapir, the Company’s former Chairman and Chief Executive Officer, about the possible sale by Mr. Stein-Sapir of his Company common shares (see “Security Ownership of Certain Beneficial Owners and Management” on page 15) to Mr. Pappas or his company, JCP Investment Management.  Currently under the Rights Plan Mr. Pappas is limited to owning 27% without becoming an Acquiring Person.  If the Rights Plan is terminated, it will no longer be an impediment to Mr. Pappas or his investment company (or any other person) acquiring beneficial ownership of Company common shares without limitation, whether from Mr. Stein-Sapir, from other shareholders, or from the open market; provided, however, no inference or expectation regarding a possible transaction should be drawn from those discussions. [If the Rights Plan is terminated and if Mr. Pappas should acquire Mr. Stein-Sapir’s Company common shares Mr. Pappas would beneficially own_1,292,155_Company common shares representing 32% of the Company’s outstanding common shares.]

[The Rights Plan defines an "Acquiring Person" to mean “any Person *** who, together with all Affiliates *** and Associates *** of such Person, is the Beneficial Owner *** of 21% or more of the Common Shares then outstanding, but does not include (i) the Company, (ii) any Subsidiary (as defined herein) of the Company, (iii) any employee benefit plan or compensation arrangement of the Company or of any Subsidiary of the Company, (iv) any Person holding Common Shares organized, appointed or established by the Company or by any Subsidiary of the Company for or pursuant to the terms of any employee benefit plan or compensation arrangement described in Section 1(a)(iii); (v) Leonard R. Stein-Sapir (or any of his Associates or Affiliates) so long as Mr. Stein-Sapir and his Affiliates and Associates in the aggregate beneficially own not more than 30% of the Common Shares issued and outstanding; (vi) James C. Pappas (or any of his Associates or Affiliates) so long as Mr. Pappas and his Affiliates and Associates in the aggregate beneficially own not more than 27% of the Common Shares issued and outstanding; or (vii) Bandera Master Fund L.P., a Cayman Islands exempted limited partnership ("Bandera") (or any of Bandera’s Associates or Affiliates), so long as Bandera and its Affiliates and Associates in the aggregate beneficially own not more than 27% of the Common Shares issued and outstanding (the Persons described in clauses (i) through (vii) above are referred to herein as "Exempt Persons")”.]

Proxy Card

3.     Please revise the description of proposals 3 and 4 on the proxy card to clarify the matters to be voted upon. For example, for proposal 3, please revise to state that amendment to the Articles of Incorporation eliminates cumulative voting in the election of directors. Similarly, please revise the description of proposals 3 and 4 in the letter to shareholders to clarify the matters to be voted upon. For example, for proposal 4, please revise to state that the amendment to the Code of Regulations is to require advance notice and disclosure related to business to be conducted at shareholder meetings. Refer to Rule 14a-4(a)(3).

Response:

The Company will amend the proxy card proposals 3 and 4 and the description of the proposals 3 and 4 in the Notice of Annual Meeting of Shareholders as follows:

Proxy Card:

3.     To approve the Amended and Restated Articles of Incorporation to eliminate cumulative voting rights and add a severability provision.

4.     To approve the Amended and Restated Code of Regulations to provide for advance notice provisions relating to shareholder meetings and shareholder nominations and to make other changes intended to modernize the Regulations, including changes related to conduct of shareholder meetings and the use of uncertificated shares.

Annual Meeting of Shareholders:

3.     To approve the Amended and Restated Articles of Incorporation to eliminate cumulative voting rights and add a severability provision

4.     To approve the Amended and Restated Code of Regulations to provide for advance notice provisions relating to shareholder meetings and shareholder nominations and to make other changes intended to modernize the Regulations, including changes related to conduct of shareholder meetings and the use of uncertificated shares

We acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact me at 216.359.2102 with any questions or to discuss this letter.

Sincerely,

/s/ Kenneth L. Hignett

Kenneth L. Hignett

Senior Vice President, Chief Financial Officer and Secretary